UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form SD

Specialized Disclosure Report

EchoStar Corporation

(Exact name of registrant as specified in its charter)

Nevada	001-33807	26-1232727
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Inverness Terrace East, Englewood, Colorado	80112-5308
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

(303) 706-4000

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

SECTION 1—CONFLICT MINERALS DISCLOSURE

ITEM 1.01.  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of EchoStar Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2014 to December 31, 2014.

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to certain specified minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products that contain Conflict Minerals that are necessary to the functionality or production of such products.  For products that contain such necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or certain adjoining countries (each, a “Covered Country” and collectively, the “Covered Countries”).  If based on such inquiry, a registrant knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and that such necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence with respect to the source and chain of custody of the Conflict Minerals to determine if the necessary Conflict Minerals directly or indirectly finance or benefit armed groups in the Covered Countries.

In accordance with the Rule, for the reporting period of January 1, 2014 to December 31, 2014, the Company:

•                  Determined that the Company manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products.

•                  Conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries or whether any of the Conflict Minerals may be from recycled or scrap sources.  Based on that inquiry, the Company has reason to believe that the Conflict Minerals may have originated in the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.

•                  Conducted due diligence with respect to the source and chain of custody of the Conflict Minerals.

Based on the results of these procedures, the Company has filed this Form SD and the associated Conflict Minerals Report.  A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at http://sats.client.shareholder.com/sec.cfm. Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites, including the Company’s, are not incorporated by reference in, or considered to be a part of, this Form SD and the accompanying Conflict Minerals Report.

Forward-Looking Statements

This Form SD and the attached Conflict Minerals Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended including but not limited to statements about our estimates, expectations, plans, objectives, strategies, and financial condition, expected impact of regulatory developments and legal proceedings, opportunities in our industries and businesses and other trends and projections for the next fiscal quarter and beyond.  All statements, other than statements of historical facts, may be forward-looking statements.  Forward-looking statements may also be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “estimate,” “expect,” “predict,” “continue,” “future,” “will,” “would,” “could,” “can,” “may” and similar terms.  These forward-looking statements are based on information available to us as of the date of this Form SD and the attached Conflict Minerals Report and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve potential known and unknown risks, uncertainties and other factors, many of which may be beyond our control and may pose a risk to our operating and financial condition.  Accordingly, actual performance, events or results could differ materially from those expressed or implied in the forward-looking statements due to a number of factors.  Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its annual report on Form 10-K for the fiscal year ended December 31, 2014, the Company’s quarterly reports on Form 10-Q and other forms filed by the Company with or furnished by the Company to the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

ITEM 1.02.  Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

SECTION 2—EXHIBITS

ITEM 2.01.  Exhibit

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of EchoStar Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECHOSTAR CORPORATION

	By:	/s/ Dean A. Manson
Dean A. Manson
June 1, 2015		Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of EchoStar Corporation.